Exhibit 20


                         MERRIMAC REPORTS THIRD QUARTER
                          AND NINE MONTHS 2000 RESULTS;

                          BACKLOG CONTINUES TO INCREASE

West Caldwell, N.J., November 9, 2000: Merrimac Industries, Inc. (AMEX: MRM), a leader in the design and manufacture of RF Microwave components, assemblies and Micro-Multifunction Modules (MMFMTM), today announced results for the third quarter and first nine months ended September 30, 2000. Chairman and CEO Mason
N. Carter commented, "Merrimac and Filtran have both received strong order input, and our backlog is at an all-time high, ahead of plan for nine months. A significant revenue increase of almost 21 percent, coupled with a 49 percent gross margin, provided a strong operating performance by our management team. We are very encouraged by the increase in development activity for our Multi-Mix(TM) technology with the wireless telecommunications industry."

Third quarter 2000 sales of $6,437,000 increased $1,109,000 or 20.8 percent compared to third quarter sales of the prior year of $5,328,000. Net income for the third quarter of 2000 was $219,000, an increase of $110,000 compared to 1999. Diluted net income per share was $.09 compared to the diluted per share amount of $.06 reported for the third quarter of the prior year.

For the first nine months of 2000, sales of $16,298,000 increased $1,106,000 or
7.3 percent compared to prior year's nine-month sales of $15,192,000. Net income for the first nine months of $94,000 was recorded, after the net effects of a first quarter personnel restructuring charge of $189,000. Net income of $405,000 was reported for the first nine months of 1999. Diluted net income per share was $.04, reflecting the first quarter of 2000 restructuring charge of $.09 per diluted share. For the first nine months of the prior year, diluted net income per share of $.23 was reported.

The weighted average number of basic and diluted shares outstanding increased for the third quarter and first nine months of 2000 resulting from the issuance of 375,000 shares to Ericsson Holding International, B.V. in the second quarter 2000, and higher average common stock prices that increased dilution from stock options.

The backlog at the end of the third quarter of 2000 was $11.7 million, an increase of $5.6 million or 92 percent over year-end 1999, and $3.8 million or 47 percent when compared to the backlog of $8.0 million at the end of the third quarter of last year. Orders received during the third quarter of 2000, totaling $7.3 million, exceeded the third quarter 2000 sales level by approximately 14 percent, and orders for the first nine months of 2000, totaling $21.9 million, exceeded the nine months 2000 sales level by approximately 35 percent.

Mr. Carter continued, "Multi-Mix(TM) wireless product development is proceeding with a focus on basestation, broadband internet systems, with wireless local loop and point-to-point radio applications. A major Multi-Mix(TM) R&D program offers what we believe is a breakthrough technology for innovative wireless applications solutions going forward.

"During this quarter we announced the completion of a $4.6 million private placement with a group of investors including Ericsson Holding International B.V., Adam Smith Investment Partners and three members of our Board of Directors. This brings Ericsson's holdings in Merrimac to 18.5 percent. The funds will be used for working capital and to finance the continued growth of operations resulting from the increased demand for telecommunications components and multifunction modules. "

About Merrimac

Merrimac Industries, Inc. is a leader in the design and manufacture of RF Microwave components, assemblies and Micro-Multifunction Modules (MMFM(TM)) serving the wireless telecommunications industry worldwide with enabling technologies for critical commercial applications. Merrimac is focused on providing Total Integrated Packaging Solutions(TM) with Multi-Mix(TM) Microtechnology, a leading edge competency providing value to our customers through miniaturization and integration. The Multi-Mix(TM) process for microwave, multilayer integrated circuits and MMFM(TM) is a patented method developed at Merrimac Industries based on fluoropolymer composite substrates. The fusion bonding of multilayer structures provides a homogenous dielectric medium for superior electrical performance at microwave frequencies. The bonded layers may incorporate embedded semiconductor devices, MMICs, etched resistors, passive circuit elements and plated-through via holes to form a 3-D subsystem enclosure that requires no further packaging. The Multi-Mix(TM) Microtechnology Group is ISO 9001 certified.

Merrimac Industries, Inc. and its subsidiary Filtran Microcircuits Inc., with locations in West Caldwell, NJ, San Jose, Costa Rica, and Ottawa, Ontario, Canada, have approximately 240 co-workers in the design and manufacture of signal processing components, gold plating of high-frequency microstrip, bonded stripline and thick metal-backed Teflon (PTFE) micro-circuitry, MMFM(TM) and subsystems. Merrimac (MRM) is listed on the American Stock Exchange.

Contact: Mason N. Carter                      Fax:          (973) 882-5989
         Chairman and CEO                     Email:   mnc@merrimacind.com
         Phone: (973) 575-1300, ext. 202

         Erika A. Barsness                    Fax:          (973) 808-3906
         Director, Investor Relations         Email:   eab@merrimacind.com
         Phone: (973) 575-1300, ext. 200 for conference call/replay information

This press release contains statements relating to future results of Merrimac (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: general economic and industry conditions; slower than anticipated penetration into the satellite communications, defense and wireless markets; the risk that the benefits expected from the acquisition of Filtran Microcircuits Inc. are not realized; the ability to protect proprietary information and technology; competitive products and pricing pressures; risks relating to governmental regulatory actions in communications and defense programs; and inventory risks due to technological innovation, as well as other risks and uncertainties, including but not limited to those detailed from time to time in Merrimac's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and Merrimac undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Note: Merrimac Industries, Inc. news releases are available in fax form by calling Company News On-Call. Dial (800) 758-5804, ext. 567525. These news releases are also available on the Internet at: http://www.prnewswire.com .






                            Merrimac Industries, Inc.
                Summary of Consolidated Statements of Operations
                                   (Unaudited)

                                                                                Quarter Ended
                                                                      September 30           October 2
                                                                             2000                1999
                                                                      -----------------------------------
Net sales                                                                   $6,437,000        $5,328,000
Gross profit                                                                 3,135,000         2,634,000
Selling, general and administrative expenses                                 2,273,000         1,821,000
Research and development                                                       484,000           577,000
Interest and other expense, net                                                  9,000            66,000
Income before income taxes                                                     369,000           170,000
Provision for income taxes                                                     150,000            60,000
Net income                                                                     219,000           110,000

Net income per common share - basic                                               $.10              $.06
Net income per common share - diluted                                             $.09              $.06

Weighted average number of shares outstanding - basic                        2,186,000         1,741,000
Weighted average number of shares outstanding - diluted                      2,379,000         1,772,000

                                                                              Nine Months Ended
                                                                      September 30           October
                                                                             2000             2
                                                                                               1999

                                                                      -----------------------------------
Net sales                                                                  $16,298,000       $15,192,000
Gross profit                                                                 7,955,000         7,345,000
Selling, general and administrative expenses                                 6,068,000         5,053,000
Research and development                                                     1,333,000         1,524,000
Interest and other expense, net                                                115,000           145,000
Income before income taxes (a)                                                 124,000           623,000






Provision for income taxes (a)                                                  30,000           218,000
Net income (a)                                                                  94,000           405,000

Net income per common share - basic (a)                                           $.05              $.23
Net income per common share - diluted (a)                                         $.04              $.23

Weighted average number of shares outstanding - basic                        2,021,000         1,750,000
Weighted average number of shares outstanding - diluted                      2,171,000         1,776,000

(a) Reflects the effects of the first quarter 2000 restructuring charge of $315,000 which reduced the after-tax results of operations by $189,000 or $.09 per diluted share for the first nine months of 2000.